UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, February 03, 2015

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:          Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication that, today was performed the placement of the “Series A Senior Secured VAC-Indexed Notes due 2039” corresponding to the issuance of Notes executed by our subsidiary GYM FERROVIAS S.A. (the “Subsidiary”), for a total of S/. 629’000,000.00 (Six hundred twenty-nine million and 00/100 Nuevos Soles), under the following conditions:

Issuance: Series A Senior Secured VAC-Indexed Notes due 2039
Security type: Regulation S Senior Secured Note
Issuer: The Subsidiary
Trade Date: February 3, 2015
Settlement Date: February 10, 2015 (unless otherwise extended)
Maturity Date: November 25, 2039
Issuance Amount: S/. 629’000,000.00
Issue Denominations: Minimum denominations of S/. 500,000 and integral multiples of S/. 1,000 in excess thereof
Interest Rate: 4.75% per annum (without Series A Inflation-Adjustment)
Interest Payment Dates: February 25th, May 25th, August 25th and November 25th of each year; commencing on May 25, 2015
Placement price: 99.999% plus accrued interests, if any, from February 10, 2015
Tenor: 24.8 years
Settlement Agent: Citibank N.A., London Branch.
Applicable Law: New York Law

This communication is formulated as a Relevant Information Communication pursuant to the provisions of SMV Resolution No. 005-2014-SMV/01.

Sincerely,

____________________
/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

___________________________

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: February 3, 2015